

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2021

Glen Leibowitz
Chief Financial Officer
Acreage Holdings, Inc.
450 Lexington Avenue, #3308
New York, New York 10163

> **Re: Acreage Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 8, 2021**
> **File No. 333-252828**

Dear Mr. Leibowitz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jessie Lochmann